Filed pursuant to Rule 424(b)(3)
File No. 333-260122

Owl Rock Core Income Corp.

Supplement No. 1 dated February 14, 2022

To

Prospectus dated January 7, 2022

This supplement contains information that amends, supplements or modifies certain information contained in the accompanying prospectus of Owl Rock Core Income Corp. dated January 7, 2022 (the “Prospectus”), and is part of, and should be read in conjunction with, the Prospectus. The Prospectus has been filed with the U.S. Securities and Exchange Commission, and is available free of charge at www.sec.gov or by calling (212) 419-3000. Capitalized terms used in this supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

Before investing in shares of our common stock, you should read carefully the Prospectus and this supplement and consider carefully our investment objective, risks, charges and expenses. You should also carefully consider the “Risk Factors” beginning on page 36 of the Prospectus before you decide to invest in our common stock.

RECENT DEVELOPMENTS

Amendment to the Secured Credit Facility

On December 27, 2021 (the “Amendment Date”), Core Income Funding I LLC (“Core Income Funding I”), a subsidiary of Owl Rock Core Income Corp. (the “Company”), entered into the Amendment (the “Amendment No. 1” and the facility as amended, the “Secured Credit Facility”), which amended that certain Credit Agreement, dated as of September 16, 2021, by and among Core Income Funding I, as borrower, the Company, as equityholder and services provider, the lenders from time to time parties thereto, Natixis, New York Branch, as Facility Agent, State Street Bank and Trust Company, as Collateral Agent and Alter Domus (US) LLC, as Collateral Custodian. Among other changes, Amendment No. 1 increased the Total Revolving Commitment under the Credit Facility from $300 million to $350 million and the Total Term Commitment under the Credit Facility from $0 to $200 million and added additional parties as lenders.

Borrowings of Core Income Funding I are considered the Company’s borrowings for purposes of complying with the asset coverage requirements under the Investment Company Act of 1940, as amended.

Change to the Board of Directors

On January 24, 2022, Brian Finn notified the Company of his intention to resign as a director of the Company, effective February 23, 2022. Mr. Finn has served on the Company’s Board of Directors (the “Board”) since 2020 and currently serves as a member of the Audit Committee and Nominating and Corporate Governance Committee of the Board. Mr. Finn’s decision to resign was based on a desire to pursue other opportunities and was not the result of any disagreement relating to the Company’s operations, policies or practices.

Offering of 4.70% Notes Due 2027

On February 8, 2022, the Company completed its offering of $500 million aggregate principal amount of its 4.70% notes due 2027 (the “Notes”). The offering was consummated pursuant to the terms of a purchase agreement (the “Purchase Agreement”) dated February 1, 2022 among the Company and Owl Rock Capital Advisors LLC (the “Adviser”), on the one hand, and J.P. Morgan Securities LLC, Deutsche Bank Securities Inc. and RBC Capital Markets, LLC as representatives of the several initial purchasers listed on Schedule 1 thereto (the “Initial Purchasers”), on the other hand. The Purchase Agreement provided for the Notes to be issued to the

Initial Purchasers in a private placement in reliance on Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and for initial resale by the Initial Purchasers to qualified institutional buyers pursuant to the exemption from registration provided by Rule 144A promulgated under the Securities Act. The Company relied upon these exemptions from registration based in part on representations made by the Initial Purchasers. The Notes have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration.

The net proceeds from the sale of the Notes were approximately $493.4 million, after deducting the fees paid to the Initial Purchasers and estimated offering expenses of approximately $850,000, each payable by the Company. The Company intends to use the net proceeds to pay down a portion of its outstanding indebtedness under a senior secured revolving credit facility (the “Revolver”), which matures on April 14, 2026, a special purpose vehicle asset credit facility, which matures on September 16, 2031 (the “SPV Asset Facility I”) and/or a special purpose vehicle asset credit facility, which matures on October 5, 2026 (the “SPV Asset Facility II”). Amounts drawn under the Revolver bear interest at either LIBOR plus a margin of 2.00%, or the prime rate plus a margin of 1.00%. Amounts drawn under SPV Asset Facility I bear interest at LIBOR (or, in the case of certain lenders that are commercial paper conduits, the lower of their cost of funds and LIBOR plus 0.25%). Amounts drawn under SPV Asset Facility II bear interest at LIBOR (or, in the case of certain lenders that are commercial paper conduits, the lower of (a) their cost of funds and (b) LIBOR, such LIBOR not to be lower than zero). Accordingly, affiliates of certain of the initial purchasers may receive more than 5% of the proceeds of this offering to the extent the proceeds are used to pay down a portion of the outstanding indebtedness under the Revolver, SPV Asset Facility I or SPV Asset Facility II.

The Notes were issued pursuant to an Indenture dated as of September 23, 2021 (the “Base Indenture”), between the Company and Computershare Trust Company, N.A., as successor to Wells Fargo Bank, National Association, as trustee (the “Trustee”), and a Second Supplemental Indenture, dated as of February 8, 2022 (the “Second Supplemental Indenture” and together with the Base Indenture, the “Indenture”), between the Company and the Trustee. The Notes will mature on February 8, 2027 and may be redeemed in whole or in part at the Company’s option at any time or from time to time at the redemption prices set forth in the Indenture. The Notes bear interest at a rate of 4.70% per year payable semi-annually on February 8 and August 8 of each year, commencing on August 8, 2022. The Notes will be the Company’s direct, general unsecured obligations and will rank senior in right of payment to all of the Company’s future indebtedness or other obligations that are expressly subordinated, or junior, in right of payment to the Notes. The Notes will rank pari passu, or equal, in right of payment with all of the Company’s existing and future indebtedness or other obligations that are not so subordinated, or junior to the Notes, including, without limitation, Promissory Notes, of which $0.0 million was outstanding as of September 30, 2021, and the September 2026 Notes, of which $350.0 million was outstanding as of September 30, 2021. The Notes will rank effectively subordinated, or junior, to any of the Company’s future secured indebtedness or other obligations (including unsecured indebtedness that the Company later secures) to the extent of the value of the assets securing such indebtedness, including, without limitation, borrowings under the Revolver, of which approximately $535.3 million was outstanding as of September 13, 2021. The Notes will rank structurally subordinated, or junior, to all existing and future indebtedness and other obligations (including trade payables) incurred by the Company’s subsidiaries, financing vehicles or similar facilities, including, without limitation borrowings under SPV Asset Facility I, of which approximately $150 million was outstanding as of September 30, 2021, and our SPV Asset Facility II, of which approximately $446.0 million was outstanding as of December 31, 2021.

The Indenture contains certain covenants, including covenants requiring the Company to (i) comply with Section 18(a)(1)(A) of the Investment Company Act of 1940, as amended (the “1940 Act), as modified by Section 61(a) of the 1940 Act, for the period of time during which the Notes are outstanding, whether or not it is subject to those requirements, and (ii) provide financial information to the holders of the Notes and the Trustee if the Company is no longer subject to the reporting requirements under the Securities Exchange Act of 1934, as amended. These covenants are subject to important limitations and exceptions that are described in the Indenture.

In addition, if a change of control repurchase event, as defined in the Indenture, occurs prior to maturity, holders of the Notes will have the right, at their option, to require the Company to repurchase for cash some or all of the Notes at a repurchase price equal to 100% of the aggregate principal amount of the Notes being repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date.

Registration Rights Agreement

In connection with the offering of the Notes, the Company entered into a Registration Rights Agreement, dated as of February 8, 2022 (the “Registration Rights Agreement”), with J.P. Morgan Securities LLC, Deutsche Bank Securities Inc. and RBC Capital Markets, LLC, as representatives of the Initial Purchasers. Pursuant to the Registration Rights Agreement, the Company is obligated to file with the Securities and Exchange Commission (the “Commission”) a registration statement with respect to an offer to exchange the Notes for a new issue of debt securities registered under the Securities Act with terms substantially identical to those of the Notes (except for provisions relating to transfer restrictions and payment of additional interest) and to use its commercially reasonable efforts to consummate such exchange offer on the earliest practicable date after the registration statement has been declared effective but in no event later than 365 days after the initial issuance of the Notes. If the Company fails to satisfy its registration obligations under the Registration Rights Agreement, it will be required to pay additional interest to the holders of the Notes.

SUITABILITY STANDARDS

The following disclosure is added to the “Suitability Standards” section of the Prospectus.

Iowa — Investors who reside in the state of Iowa must (i) have either (a) an annual gross income of at least $100,000 and a net worth of at least $100,000, or (b) a net worth of at least $350,000 (net worth should be determined exclusive of home, auto and home furnishings); and (ii) limit their aggregate investment in this offering and in the securities of other non-traded business development companies (“BDCs”) to 10% of such investor’s liquid net worth (liquid net worth should be determined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities).

PROSPECTUS SUMMARY

The heading entitled “Potential Competitive Advantages” is replaced with “Potential Competitive Strengths.”

The second sentence of the second paragraph under the heading “Share Liquidity Strategy” is deleted in its entirety.

RISK FACTORS

The third sentence the first paragraph of the risk factor entitled “Our shares are not listed, and we do not intend to list our shares, on an exchange, nor are our shares quoted through a quotation system. Therefore, our shareholders will have limited liquidity and may not receive a full return of invested capital (including front-end commissions, fees and expenses), upon selling their shares or upon liquidation of our company” is deleted in its entirety.

BUSINESS

The heading entitled “Potential Competitive Advantages” is replaced with “Potential Competitive Strengths.”

SHARE LIQUIDITY STRATEGY

The second sentence of the first paragraph is deleted in its entirety.

APPENDIX A

The subscription agreement in Appendix A is replaced in its entirety with the subscription agreement attached as Appendix A.

Owl Rock | A Division of Blue Owl
APPENDIX A

Owl Rock Core Income Corp. Subscription Agreement

BLUE OWL

Owl Rock Core Income Corp. (referred to herein as the "Company" or "ORCIC")

1 | Your Investment

Investment Amount $ ______

Investment Type ☐ Initial Investment ☐ Additional Investment

Share Class (Must select one)

☐ Class S
- Upfront sales load up to 3.5%
- $25,000 minimum initial investment

☐ Class D
- Upfront sales load up to 1.5%
- $25,000 minimum initial investment

☐ Class I
- No upfront sales load
- $1,000,000 minimum initial investment

☐ Please select this box **ONLY** if you are making a purchase of Class S or D shares and **ARE** waiving the applicable sales load
This box should be selected if you are eligible for a waiver based on the guidelines listed in the Prospectus. By clicking this box, you will be purchasing shares with no upfront sales load

2 | Form of Ownership

Taxable Account Type

☐ Individual
☐ Individual **with Transfer on Death***
☐ Joint Tenants with Right of Survivorship
☐ Joint Tenants **with Transfer on Death***
☐ Community Property
☐ Tenants in Common
☐ Taxable Trust
☐ Uniform Gift / Transfer to Minors
State of ______
☐ Partnership
☐ C Corporation
☐ S Corporation
☐ LLC
☐ Other ______

Non-Taxable Account Type

☐ Traditional IRA
☐ Roth IRA
☐ SEP IRA
☐ Rollover IRA
☐ Beneficial IRA
☐ Pension Plan
☐ Tax Exempt Trust
☐ Profit Sharing Plan
☐ Non-Profit Organization
☐ Other ______

Custodian Information (If applicable)

Custodian Name ______

Custodian Tax ID ______

Client Account # ______

X ______
Custodian Signature

Entity Information (Trustee(s) and/or Authorized Signatory(s) information must be provided in Section 3.)

Entity Name ______

Tax ID Number ______ Date of Formation (mm/dd/yyyy) ______

Entity Address ______ City ______ State ______ Zip ______

Jurisdiction (if non-U.S.) Attach a completed application Form W-8 ______

*Requires Transfer on Death form that can be found at www.blueowl.com.

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Owl Rock | A Division of Blue Owl ORCIC Subscription Agreement

3 | Investor Information

Investor(s)/Trustee(s)/Executor(s)/Authorized Signatory(s) Information

The information provided in Section 3 must be compliant with IRS Form W-9 and related instructions. Please refer to www.IRS.gov for Form W-9.

The Company requires a U.S Residential Street Address to be completed below. Please refer to Section 4 to provide a Mailing address if different than what's listed below.

Name (first, middle, last) ______________________________

Social Security Number ______________ Date of Birth (mm/dd/yyyy) ______________

Residential Street Address ______________ City ________ State ________ Zip ________

Email Address ______________ Phone Number ______________

Citizenship: ☐ U.S. Citizen ☐ Resident Alien ______ (country) ☐ Non-Resident Alien (Form W-8BEN is required) ______ (country)

Name (first, middle, last) ______________________________

Social Security Number ______________ Date of Birth (mm/dd/yyyy) ______________

Residential Street Address ______________ City ________ State ________ Zip ________

Email Address ______________ Phone Number ______________

Citizenship: ☐ U.S. Citizen ☐ Resident Alien ______ (country) ☐ Non-Resident Alien (Form W-8BEN is required) ______ (country)

Name (first, middle, last) ______________________________

Social Security Number ______________ Date of Birth (mm/dd/yyyy) ______________

Residential Street Address ______________ City ________ State ________ Zip ________

Email Address ______________ Phone Number ______________

Citizenship: ☐ U.S. Citizen ☐ Resident Alien ______ (country) ☐ Non-Resident Alien (Form W-8BEN is required) ______ (country)

4 | Contact Information (If different than provided in Section 3)

Email Address ______________

Mailing Address ______________ City ________ State ________ Zip ________

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Owl Rock | A Division of Blue Owl ORCIC Subscription Agreement

5 | Distribution Instructions

You are automatically enrolled in our Distribution Reinvestment Plan, unless you are a resident of ALABAMA, ARKANSAS, IDAHO, KANSAS, KENTUCKY, MAINE, MARYLAND, MASSACHUSETTS, NEBRASKA, NEW JERSEY, NORTH CAROLINA, OKLAHOMA, OREGON, VERMONT or WASHINGTON.

Refer to the prospectus for terms of the Distribution Reinvestment Plan. If you participate in the Distribution Reinvestment Plan or make subsequent purchases of shares of the Company, and you fail to meet the minimum net worth or annual income requirements for making an investment or you can no longer make the representations or warranties set forth in Section 7, you are expected to promptly notify your broker-dealer, financial advisor or investment advisor in writing of the change and to terminate your participation in the Distribution Reinvestment Plan.

☐ If you are not a resident of the states listed above, you are automatically enrolled in the Distribution Reinvestment Plan; **please check here if you DO NOT** wish to be enrolled in the Distribution Reinvestment Plan and complete the Cash Distribution Information section below.

☐ If you **ARE** a resident of Alabama, Arkansas, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, North Carolina, Oklahoma, Oregon, Vermont or Washington, you are not automatically enrolled in the Distribution Reinvestment Plan. **Please check here if you wish to enroll** in the Distribution Reinvestment Plan. You will automatically receive cash distributions unless you elect to enroll in the Distribution Reinvestment Plan.

▼ Only complete the following information if you **do not wish to enroll** in the Distribution Reinvestment Plan. ▼

For custodial held accounts, if you elect cash distributions the funds must be sent to the custodian.

☐ **Mail a check** to Investor Mailing Address

☐ **Pay to my Brokerage Account** (select one and input your brokerage account number)

☐ Fidelity ☐ Charles Schwab ☐ Pershing

☐ TD Ameritrade ☐ RBC ☐ Other ______________________

▶ Account Number ______________________

☐ **Electronic Deposit**–Attach a voided check or instructions from your financial institution. (A deposit ticket does not contain the required ACH information)

☐ Checking ☐ Savings

▶ Name of Financial Institution ______________________

▶ ABA Routing Number ______________________ ▶ Account Number ______________________

The Company is authorized to deposit distributions to the checking, savings or brokerage account indicated above. This authority will remain in force until the Company is notified otherwise in writing. If the Company erroneously deposits funds into the account, the Company is authorized to debit the account for an amount not to exceed the amount of the erroneous deposit.

6 | Electronic Delivery Consent (Optional)

By signing below, I (we) confirm that, to the extent possible, I (we) consent to receiving all future stockholder communications electronically via e-mail (including, but not limited to, proxy materials, annual and quarterly reports, investor communications, account statements, tax forms and other required reports) and consent to stop delivery of all paper communications. I (we) acknowledge that I (we) will not receive paper copies of stockholder communications in the future unless (i) I (we) change or revoke my (our) election at any time by notifying ORCIC at the number below, which I (we) have to right to do at any time (ii) my (our) consent is terminated by an invalid email address; or (iii) I (we) specifically request a paper copy of a particular stockholder communication, which I (we) have the right to do at any time.

I (we) have provided a valid email address. If that email address changes, I (we) will send a notice of the new address by contacting Owl Rock's Service Center, provided that I (we) understand that providing an updated e-mail address will not change my (our) election to receive stockholder communications electronically. I (we) understand that any changes to my (our) election to receive stockholder communications electronically may take up to 30 days to take effect and that I (we) have the right to request a paper copy of any electronic communication by contacting Owl Rock's Service Center.

The electronic delivery service is free; however, I (we) may incur certain costs, such as usage charges from an Internet service provider, printing costs, software download costs or other costs associated with access to electronic communications. I (we) understand this electronic delivery program may be changed or discontinued and that the terms of this agreement may be amended at any time. I (we) understand that there are possible risks associated with electronic delivery such as emails not transmitting, links failing to function properly and system failures of online service providers, and that there is no warranty or guarantee given concerning the transmissions of email, the availability of the website, or information on it, other than as required by law.

X ______________________ ______________________

Owner or Authorized Person Signature   Date (mm/dd/yyyy)

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Owl Rock | A Division of Blue Owl ORCIC Subscription Agreement

7 | Investor Initials

In order to induce the Company to accept this subscription, I (we) hereby represent and warrant as follows*:

Each investor must initial representations A through F if applicable:

		Primary Investor Initials	Co-Investor Initials	Co-Investor Initials
A	I (we) have received the prospectus (as amended or supplemented) for the Company at least five business days prior to the date hereof.			
B	I (we) acknowledge that shares of this offering are illiquid and appropriate only as a long-term investment.			
C	I (we) represent that I am/(we are) am either purchasing the shares for my (our) own account, or if I am (we are) purchasing shares on behalf of a trust or other entity of which I am (we are) a trustee or authorized agent, I (we) have due authority to execute this subscription agreement and do hereby legally bind the trust or other entity of which I am (we are) trustee or authorized agent.			
D	I (we) represent that I (we) either have (i) a net worth of at least $250,000 or (ii) a net worth of at least $70,000 and a gross annual income of at least $70,000. (Net worth does not include home, furnishings and personal automobiles).			
E	Initial only if applicable: I am (we are) a resident of **Alabama, Idaho, Iowa, Kansas, Kentucky, Maine, Massachusetts, Missouri, Nebraska, New Mexico, North Dakota, Ohio, Oklahoma, Oregon, Tennessee, Vermont or Washington** and meet the additional suitability requirements imposed by my (our) state of primary residence as set forth in the prospectus (as amended or supplemented as of the date hereof) under the section described in the prospectus and entitled "Suitability Standards".			
F	Initial only if applicable: I am (we are) a **New Jersey** investor and have (a) a minimum liquid net worth of at least $100,000 and a minimum annual gross income of not less than $85,000, or (b) a minimum liquid net worth of $350,000. For these purposes, "liquid net worth" is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles, minus total liability) that consists of cash, cash equivalent and readily marketable securities. In addition, I am (we are) a New jersey investor and my investment in the Company, its affiliates, and other non-publicly traded direct investment programs (including real estate investment trusts, business development companies, oil and gas programs, equipment leasing programs and commodity pools, but excluding unregistered, federally and state exempt private offerings) does not exceed ten percent (10%) of my (our) liquid net worth.			

(THIS SPACE INTENTIONALLY LEFT BLANK)

*Except in the case of fiduciary accounts, such as those administered by trustees, guardians, conservators, custodians and personal representatives, an investor may not grant any person a power of attorney to make the representations on his, her, or its behalf.

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Owl Rock | A Division of Blue Owl ORCIC Subscription Agreement

8 | Important information Rights, Certifications and Authorizations

Substitute IRS Form W-9 Certification:

Under penalties of perjury, I certify that:

1. The number shown on this subscription agreement is my correct taxpayer identification number or (I am waiting for a number to be issued to me), and
2. I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and
3. am a U.S. citizen or other U.S. person (defined in IRS Form W-9 instructions).

Certification Instructions: You must cross out certification 2 if you have been notified by the IRS that you are currently subject to backup witholding because you have failed to report all interest and dividends on your tax return.

The IRS does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

By signing below, you also acknowledge:

- You should not expect to be able to sell your shares regardless of how we perform.
- The Company may offer to repurchase a limited number of shares and/or you may be able to sell your shares, in either case it is likely you will receive less than your initial purchase price.
- We do not intend to list our shares on any securities exchange and we do not expect a secondary market in the shares to develop.
- You should consider that you may not have access to the money you invest for an indefinite period of time.
- Because you will be unable to sell your shares, you will be unable to reduce your exposure in any market downturn.
- The Company may pay distributions from sources other than earnings which may affect future distributions.
- The amount of distributions, if any, are uncertain and at the discretion of the Company's board of directors.
- An investment in our shares is not suitable for you if you need access to the money you invest.
- Our distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to us for investment. Any capital returned to stockholders through distributions will be distributed after payment of fees and expenses.
- Our distributions to stockholders may be funded in significant part from the reimbursement of certain expenses, including through the waiver of certain investment advisory fees, that may be subject to repayment to our investment adviser. Significant portions of these distributions may not be based on our investment performance and such waivers and reimbursements may not continue in the future. The repayment of any amounts owed will reduce the future distributions to which you would otherwise be entitled.

Each investor must sign below (Custodians must sign in Section 2 on a custodial account)

X	
Investor or Authorized Person Signature	Date (mm/dd/yyyy)
X	
Joint Investor or Authorized Person Signature	Date (mm/dd/yyyy)
X	
Joint Investor or Authorized Person Signature	Date (mm/dd/yyyy)

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Owl Rock | A Division of Blue Owl ORCIC Subscription Agreement

9 | Investor Representative Information

The financial advisor or investor representative (each, an "Investor Representative") signing below hereby warrants that he/she is duly licensed and may lawfully sell shares in the state designated as the investor's legal residence or is exempt from such licensing.

Name of Participating Broker/Dealer or Financial Institution ______________________

Name of Financial Advisor(s)/Investor Representative(s) ______________________

Rep/Advisor Number/Team ID ______________________ CRD Number ______________________

Mailing Street Address ______________________ City ______________ State ________ Zip ________

Email Address ______________________ Phone Number ______________________

10 | Investor Representative Signature

The undersigned confirms by its signature that it (i) has reasonable grounds to believe that the information and representations concerning the investor(s) identified herein are true, correct and complete in all respects; (ii) has verified that the form of ownership selected is accurate and, if other than individual ownership, has verified that the individual executing on behalf of the investor(s) is properly authorized and identified; (iii) has discussed such investors' prospective purchase of shares with such investor(s); (iv) has advised such investor(s) of all pertinent facts with regard to the liquidity and marketability of the shares; (v) has delivered the prospectus and related amendments and supplements, if any, to such investor(s); (vi) understands that no sale of shares shall be completed until at least five business days after the date the investor(s) receives a copy of the prospectus, as amended or supplemented; and (vii) has reasonable grounds to believe that the purchase of shares is a suitable investment for such investor(s), that such investor(s) meets the Suitability Standards applicable to such investor(s) set forth in the prospectus (as amended or supplemented as of the date hereof), and that such investor is in a financial position to enable such investor to realize the benefits of such an investment and to suffer any loss that may occur with respect thereto. The Broker Dealer, Financial Advisor or Investor Representative listed in Section 9 has performed functions required by federal and state securities laws and, as applicable, FINRA rules and regulations, including, but not limited to Know Your Customer, Suitability and PATRIOT Act (AML, Customer Identification) as required by its relationship with the investor(s) identified on this document. By checking the share class in Section 1, you affirm that in accordance with the prospectus (i) this investment meets applicable qualifying criteria, and (ii) fees due are reduced or waived as disclosed therein.

This subscription agreement and all rights hereunder shall be governed by, and interpreted in accordance with, the laws of the state of Maryland. I understand this Subscription Agreement is for the offering of ORCIC.

X ______________________ ______________________

Investor Representative Signature Date (mm/dd/yyyy)

11 | Delivery Instructions

Cash, money order, counter checks, third party checks and travelers checks will NOT be accepted.
If a check received from an investor is returned for insufficient funds or otherwise not honored, ORCIC, or its agent, may return the check with no attempt to redeposit. In such event, any issuance of the shares or declaration of distributions on shares may be rescinded by ORCIC. ORCIC may reject any subscription, in whole or in part, in its sole discretion.

To ensure the fastest possible processing of this Subscription Agreement, all relevant information must be completed.
Each subscription will be accepted or rejected as soon as reasonably possible. However, the Company has up to 30 days to accept or reject each subscription from the date the subscription is received by the Company's Processing Agent. Investors will receive a confirmation of their purchase.

Custodial accounts, forward subscription agreement to the custodian.

By Mail - Make checks payable to "UMB Bank, N.A., as EA for ORCIC" or to the custodian of record for qualified plan or brokerage account investments.

☐ **By Wire Transfer**
UMB Bank NA
ABA Routing Number: 101000695
ORCIC Account Number: 98 7233 5856
Account Name: UMB Bank NA, Escrow Agent for Owl Rock Core Income Corp.

☐ **Standard Mail**
ORCIC
c/o DST Systems, Inc. as Processing Agent
PO BOX 219398
Kansas City, MO
64121-9398

☐ **Overnight Mail**
ORCIC
c/o DST Systems, Inc. as Processing Agent
STE 219398 430 W 7th
Kansas City, MO
64105-1407

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